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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17620 Fitch Street
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mee-Fung Shen (949) 885-2385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

MELODY KNIGHT
Commission # 1873043
Notary Public - California
Orange County
My Comm. Expires Dec 12, 2013

Signature

PRESIDENT

Title

Melody Knight

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors
Western Growers Financial Services, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Western Growers Financial Services, Inc., (the Company) as of June 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Western Growers Financial Services, Inc.
Statement of Financial Condition
June 30, 2013

Assets

Cash and cash equivalents	$	373,339
Receivables from clearing organizations		58,983
Deposit with clearing organization		102,213
Investments, at fair market value		159,979
Office equipment, net		1,373
Other receivable		10,428
Prepaid expenses		25,620
Total assets	$	731,935

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	67,271
Employee compensation and benefits payable		22,483
Income taxes payable		30,438
Payable to related parties		15,423
Total liabilities		135,615
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		75,000
Retained earnings		511,320
Total stockholder's equity		596,320
Total liabilities and stockholder's equity	$	731,935

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.
Statement of Income
For the Year Ended June 30, 2013

Revenues		
Commissions	$	660,123
Management fee income		598,638
Interest income		8,597
Net investment gains (losses)		19,180
Total revenues		1,286,538
Expenses		
Employee compensation and benefits		495,203
Commission and floor brokerage		108,565
Occupancy and equipmental rental		51,098
Taxes, licenses and fees		27,613
Other operating expenses		312,224
Total expenses		994,703
Net income (loss) before income tax provision		291,835
Income tax provision		126,297
Net income (loss)	$	165,538

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 31, 2012	$ 10,000	$ 75,000	$ 745,782	$ 830,782
Capital distributions	-	-	(400,000)	(400,000)
Net income (loss)	-	-	165,538	165,538
Balance at June 30, 2013	$ 10,000	$ 75,000	$ 511,320	$ 596,320

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2013

Cash flow from operating activities:		
Net income (loss)		$ 165,538
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 23	
(Increase) decrease in assets:		
Receivables from clearing organizations	90,789	
Investments, at fair market value	(19,180)	
Other receivable	(10,428)	
Prepaid expenses	(7,652)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	39,190	
Employee compensation and benefits payable	157	
Income taxes payable	(35,483)	
Payable to related parties	(73,321)	
Total adjustments		(15,905)
Net cash and cash equivalents provided by (used in) operating activities		149,633
Cash flow from investing activities:		
Purchase of office equipment	(1,396)	
Net cash and cash equivalents provided by (used in) investing activities		(1,396)
Cash flow from financing activities:		
Capital distributions	(400,000)	
Net cash and cash equivalents provided by (used in) financing activities		(400,000)
Net increase (decrease) in cash and cash equivalents		(251,763)
Cash and cash equivalents at beginning of year		625,102
Cash and cash equivalents at end of year		$ 373,339
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 27,500	

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.
Notes to Financial Statements
June 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Growers Financial Services (the "Company") was incorporated on June 21, 2000, in the State of California, as the wholly-owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn a wholly-owned subsidiary of Western Growers Association ("WGA"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including an institutional and retail brokerage firm selling mutual funds, and variable annuities and providing advisory services. Currently, the Company primarily operates its advisory services with agricultural organizations which are affiliated with WGA.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) require securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Management and fee income are recognized when earned, along with corresponding expenses.

Office equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 27, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of June 30, 2013, the receivables from clearing organizations $58,983 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2013 was $102,213.

Note 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of money market funds, mutual funds, and corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2013, these securities are carried at their fair market value of $159,979. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $19,180.

Note 5: OFFICE EQUIPMENT, NET

Office equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture & fisxtures	$	1,396	7
Total cost of office equipment		1,396	
Less: accumulated depreciation		(23)	
Office equipment, net	$	1,373	

Depreciation expense for the year ended June 30, 2013 was $23.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 99,862	$ -	$ 99,862
State	26,435	-	26,435
Total income tax expense (benefit)	$ 126,297	$ -	$ 126,297

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
	$ 159,979	$ 159,979	$ -	$ -
Total	$ 159,979	$ 159,979	$ -	$ -

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA, whereby the Company reimburses either WGA or the Parent for its portion of substantially all of the remaining operating expenses, including the rental of office space, staff and various equipment. These amounts have been included in the accompanying statement of income in employee compensation and benefits, occupancy and equipment rental, communications, taxes, licenses & fees, other operating expenses and the income tax provision.

All receivables and payables to related parties are non-interest bearing and due on demand.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $34,506 for the year ended June 30, 2013.

The Company manages investments for several WGA affiliates. During the year ended June 30, 2013, the company was compensated $536,257 for these services.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: DEFINED CONTRIBUTION PENSION PLAN

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the particants annual compensation. The Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to Interal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2013, the Company contributed $17,913 into these plans.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2013, the Company had net capital of $509,441 which was $500,400 in excess of its required net capital of $9,041; and the Company's ratio of aggregate indebtedness ($135,615) to net capital was 0.27 to 1, which is less than the 15 to 1 maximum allowed.

Western Growers Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2013

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	75,000	
Retained earnings	511,320	
Total stockholder's equity		$ 596,320
Less: Non-allowable assets		
Office equipment, net	(1,373)	
Accounts receivable, non-allowable portion	(18,989)	
Other receivable	(10,428)	
Prepaid expenses	(25,620)	
Total non-allowable assets		(56,410)
Net capital before haircuts		539,910
Less: Haircuts on securities		
Haircut on marketable securities	(19,943)	
Haircut on mutual funds	(2,702)	
Haircut on money markets	(2,824)	
Haircut on Fidelity Bond	(5,000)	
Total haircuts on securities		(30,469)
Net Capital		509,441
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,041	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(9,041)
Excess net capital		$ 500,400
Ratio of aggregate indebtedness to net capital	0.27 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2013.

See independent auditor's report

Western Growers Financial Services, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

A computation of reserve requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

Information relating to possession or control requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Western Growers Financial Services, Inc.:

In planning and performing our audit of the financial statements of Western Growers Financial Services, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Western Growers Financial Services, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Western Growers Financial Services, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Western Growers Financial Services, Inc. ("the Company") for the year ended June 30, 2013. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Western Growers Financial Services, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Western Growers Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2013

	Amount
Total assessment	$ 2,894
SIPC-6 general assessment Payment made on January 30, 2013	(1,362)
SIPC-7 general assessment Payment made on July 29, 2013	(1,532)
Total assessment balance (overpaymment carried forward)	$ -